March 29, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sixth Street Specialty Lending, Inc.

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Sixth Street Specialty Lending, Inc. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1.	copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid, received by the Company on March 25, 2021; and

2.

a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the fidelity bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 601-4739.

Very truly yours,

Sixth Street Specialty Lending, Inc.

/s/ Ian Simmonds
Ian Simmonds
Chief Financial Officer, Chief Compliance Officer and Secretary

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Ian Simmonds, Chief Financial Officer, Chief Compliance Officer and Secretary of Sixth Street Specialty Lending, Inc., a Delaware corporation (the “Company”), does hereby certify that:

1.

This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.

Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period March 8, 2021 to March 8, 2022.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 29th day of March, 2021.

/s/ Ian Simmonds
Ian Simmonds
Chief Financial Officer, Chief Compliance Officer and Secretary

Exhibit A

Excerpt from the minutes of the

meeting of the Board of Directors

of Sixth Street Specialty Lending, Inc. held

on February 17, 2021

Approval of the Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17g-1(a) thereunder require a business development company (“BDC”), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the Board of Directors who are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule which are described in the accompanying memorandum attached hereto; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Company is presently a party to a single insured bond (the “Current Fidelity Bond”); and

WHEREAS, the Company intends to enter into a new bond upon expiration of the Current Fidelity Bond (the “New Fidelity Bond”);

NOW THEREFORE BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage of the Current Fidelity Bond, covering the Officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Marsh, having an aggregate coverage of $10,000,000 (the “Fidelity Bond”), is reasonable, and the Current Fidelity Bond be, and hereby is, approved, ratified and confirmed by the Board of Directors of the Company, including a majority of the Directors that are not “interested persons” of the Company under the 1940 Act (the “Independent Directors”); and

FURTHER RESOLVED, that the negotiation, execution and delivery of the New Fidelity Bond by any Authorized Officer of the Company, on substantially the same terms and with the same coverage as the Current Fidelity Bond and with annual premiums of up to 110% of the Current Fidelity Bond, be and hereby is approved by the Board of Directors of the Company, including a majority of the Independent Directors; and

FURTHER RESOLVED, that the Authorized Officers of the Company be, and hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company (the “Authorized Officers”) shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer and any Vice President of the Company.

PREMIUM BILL

Date: March 25, 2021

Insured:	SIXTH STREET SPECIALTY LENDING, INC.

Producer:	MARSH USA, INC.
1166 AVE OF THE AMERICAS
NEW YORK, NY 10036-0000

Company:	Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number:	J05941568

Policy Period:	03-08-2021 to 03-08-2022

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J05941568

Product	Effective Date	Premium
Financial Institutions Bond for Asset Managers	03-08-2021	$13,061.00

TOTAL POLICY PREMIUM	$13,061.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Financial Institution Bond For Asset Managers

DECLARATIONS Name of Assured: SIXTH STREET SPECIALTY LENDING, INC. Address of Assured: 2100 Mckinney Ave, Ste 1500 Dallas, TX 75201

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock

insurance company, herein called the Company

Capital Center, 251 North Illinois, Suite 1100

Indianapolis, IN 46204

Bond Number: J05941568

ITEM 1. Bond Period:	From:	03-08-2021
	To:	03-08-2022
At 12:01 A.M. local time at the Address of Assured.

ITEM 2. Aggregate Limit Of Liability: $10,000,000

ITEM 3. Single Loss Limits Of Liability – Deductible Amounts:

		Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Dishonesty

	A.	Employee	$5,000,000	$50,000

	B.	Trade or Loan	$5,000,000	$50,000

	C.	ERISA Fraud or Dishonesty	$5,000,000	$0

	D.	Customer’s Capital	NOT COVERED	NOT COVERED

2.	On Premises		$5,000,000	$50,000

3.	In Transit		$5,000,000	$50,000

4.	Forgery Or Alteration		$5,000,000	$50,000

5.	Extended Forgery		NOT COVERED	NOT COVERED

6.	Counterfeit Money		$5,000,000	$50,000

7.	Electronic and Computer Crime

	A.	Computer System Fraud	$5,000,000	$50,000

	B.	Customer’s Funds Transfer and Social Engineering Fraud	$5,000,000	$50,000

	C.	Assured’s Funds Transfer and Social Engineering Fraud	NOT COVERED	NOT COVERED

	D.	Computer Investigations Expense	NOT COVERED	NOT COVERED

	E.	Computer Extortion	NOT COVERED	NOT COVERED

8.	Claims Expense		$50,000	$5,000

ITEM 4.   Organizations To Be Notified Of Termination:

CHUBB

PF-51253D (02/19)	Page 1 of 2

Financial Institution Bond For Asset Managers

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President
MARCH 8, 2021
Date	Authorized Representative

PF-51253D (02/19)	Page 2 of 2

Policyholder Information Notice

IMPORTANT NOTICE	AVISO IMPORTANTE

To obtain information or make a complaint:	Para obtener información o para someter una queja:

You may call Chubb’s toll-free telephone number for information or to make a complaint at	Usted puede llamar al número de teléfono gratis de Chubb’s para información o para someter una queja al

1-800-36-CHUBB	1-800-36-CHUBB

You may contact the Texas Department of Insurance to obtain the information on companies, coverages, rights or complaints at	Puede comunicarse con el Departamento de Seguros de Texas para obtener información acerca de compañias coberturas, derechos o quejas al

(512) 676-6000 or (800) 578-4677	(512) 676-6000 or (800) 578-4677

You may write the Texas Department of Insurance	Puede escribir al Departamento de Seguros de Texas

P.O. Box 149104	P.O. Box 149104
Austin, TX 78714-9104	Austin TX 78714-9104
Fax # (512) 490-1007	FAX # (512) 490-1007

You may email the Texas Department of Insurance at:	Puede correo electrónico Departamento de Seguros de Texas al:

consumerprotection@tdi.texas.gov	consumerprotection@tdi.texas.gov

You may visit the Texas Department of Insurance’s website at:	Puede visitar el Departamento de Seguros de Texas en el sitio web de:

www.tdi.texas.gov	www.tdi.texas.gov

PREMIUM OR CLAIM DISPUTES	DISPUTAS SOBRE PRIMAS O RECLAMOS:

Should you have a dispute concerning your premium or about a claim you should contact the agent first. If the dispute is not resolved, you may contact the Texas Department of Insurance.	Si tiene una disputa concerniente a su prima o a un reclamo, debe comunicarse con el agente primero. Si no se resueve la disputa, puede entonces comunicarse con el departamento (TDI).

ATTACH THIS NOTICE TO YOUR POLICY:	UNA ESTE AVISO A SU POLIZA:

This notice is for information only and does not become a part or condition of the attached document.	Este aviso es solo para proposito de información y no se convierte en parte o condicion del documento adjunto.

ALL-51507 (02/19)

Notice of Loss Control Services Texas

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Errors and Omissions Liability Loss Prevention Services

•	Miscellaneous Professional Liability

What is E&O Liability Insurance Booklet? -#14-01-0157

------------------

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23032 (05/2018)	Page 1 of 1

Notice to Policyholders

Insuring Company: Federal Insurance Company

Enclosed is your commercial insurance policy from Chubb. The bill that corresponds with this policy has been mailed separately. When you receive the bill, please pay the amount due by the date indicated. Payment should be made directly to Chubb. As always, prompt payment will keep your coverage in place.

If you have any questions about the attached policy or need assistance with additional insurance, contact your agent or broker. For questions about billing, call our Premium Accounting Service Center at 1-800-372-4822. Thank you for insuring through Chubb.

99-10-0460B (08/19)	Page 1 of 1

Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)	Page 1 of 1

Texas Notice Information and Complaints

Have a complaint or need help?

If you have a problem with a claim or your premium, call your insurance company or HMO first. If you can’t work out the issue, the Texas Department of Insurance may be able to help.

Even if you file a complaint with the Texas Department of Insurance, you should also file a complaint or appeal through your insurance company or HMO. If you don’t, you may lose your right to appeal.

Chubb

To get information or file a complaint with your insurance company or HMO:

Call: Chubb at 1-800-352-4462

Email: ChubbUSCustomerServices@chubb.com

Mail: Chubb Customer Services, PO Box 1000, Philadelphia, PA 19106-3703

The Texas Department of Insurance

To get help with an insurance question or file a complaint with the state:

Call with a question: 1-800-252-3439

File a complaint: www.tdi.texas.gov

Email: ConsumerProtection@tdi.texas.gov

Mail: MC 111-1A, P.O. Box 149091, Austin, TX 78714-9091

¿Tiene una queja o necesita ayuda?

Si tiene un problema con una reclamación o con su prima de seguro, llame primero a su compañía de seguros o HMO. Si no puede resolver el problema, es posible que el Departamento de Seguros de Texas (Texas Department of Insurance, por su nombre en inglés) pueda ayudar.

Aun si usted presenta una queja ante el Departamento de Seguros de Texas, también debe presentar una queja a través del proceso de quejas o de apelaciones de su compañía de seguros o HMO. Si no lo hace, podría perder su derecho para apelar.

Chubb

Para obtener información o para presentar una queja ante su compañía de seguros o

HMO:

Llame a: Chubb al 1-800-352-4462

Correo electrónico: ChubbUSCustomerServices@chubb.com

Dirección postal: Chubb Customer Services, PO Box 1000, Philadelphia, PA 19106-3703

ALL-4Y30g (05/20)	Page 1 of 2

Texas Notice Information and Complaints

El Departamento de Seguros de Texas

Para obtener ayuda con una pregunta relacionada con los seguros o para presentar una queja ante el estado:

Llame con sus preguntas al: 1-800-252-3439

Presente una queja en: www.tdi.texas.gov

Correo electrónico: ConsumerProtection@tdi.texas.gov

Dirección postal: MC 111-1A, P.O. Box 149091, Austin, TX 78714-9091

ALL-4Y30g (05/20)	Page 2 of 2

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

🌑 Foreign agents;

🌑 Front organizations;

🌑 Terrorists;

🌑 Terrorist organizations; and

🌑 Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB

Customer Support Service Department

436 Walnut Street

PO Box 1000

Philadelphia, PA 19106-3703

1-800-352-4462

PF-17993a (04/20)	Page 1 of 1

Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Financial Institution Bond For Asset Managers

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.	INSURING CLAUSES

1.	Dishonesty

A.	Employee

Loss resulting directly from dishonest acts, other than stated in Insuring Clauses 1.B., 1.C., and 1.D., of any Employee, committed alone or in collusion with others, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee, or which acts were committed with the intent to cause the Assured to sustain such loss.

B.	Trade or Loan

Loss resulting directly from dishonest acts, other than stated in Insuring Clauses 1.A., 1.C., and 1.D., of any Employee, committed alone or in collusion with others, which arises totally or partially from any:

(1)	Trade; or

(2)	Loan,

which result in improper personal financial gain to such Employee and which acts were committed with the intent to cause the Assured to sustain such loss.

C.	ERISA Fraud or Dishonesty

Loss incurred by an ERISA Plan resulting directly from Fraud or Dishonesty committed by a Plan Official.

D.	Customer’s Capital

Loss of Customer’s Capital resulting directly from dishonest acts of any Employee, other than stated in Insuring Clauses 1.A. and 1.B., committed alone or in collusion with others, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee and which acts were committed with the intent to cause the Customer to sustain such loss.

For the purpose of this Insuring Clause 1, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions, gains on any investments, or other emoluments which have been, are being, or would be received by an Employee.

2.	On Premises

Loss of Property resulting directly from:

a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,

while	the Property is lodged or deposited at premises located anywhere.

For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities. Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.

PF-51253 (06/19)	Page 1 of 21

Financial Institution Bond For Asset Managers

3.	In Transit

Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:

a.	an armored motor vehicle, including loading and unloading thereof;

b.	the custody of a natural person acting as a messenger of the Assured; or

c.

the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

(1)	Written records;

(2)	Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or

(3)	Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.	Forgery Or Alteration

Loss resulting directly from the Assured having, in good faith:

a.	transferred, paid, or delivered any Property; or

b.	established any credit or given any value,

in reliance on any Written and Original:

(1)	Negotiable Instrument (other than an Evidence of Debt);

(2)	Acceptance;

(3)	Withdrawal Order or receipt for the withdrawal of Property;

(4)	Certificate of Deposit;

(5)	Letter of Credit; or

(6)	instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,

which

i.	bears a Forgery; or

ii.	is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.	Extended Forgery

Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:

a.	acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:

(1)	Certificated Security;

PF-51253 (06/19)	Page 2 of 21

Financial Institution Bond For Asset Managers

(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3)	Evidence of Debt; or

(4)	Instruction,

which

i.	bears a Forgery, but only to the extent the Forgery directly causes the loss;

ii.	is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

iii.	is lost or stolen;

b.	guaranteed in writing or witnessed any signature on any:

(1)	transfer;

(2)	assignment;

(3)	bill of sale;

(4)	power of attorney; or

(5)	endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.

acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit Original directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the Assured or its authorized representative is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6.	Counterfeit Money

Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.

7.	Electronic and Computer Crime

A.	Computer System Fraud

Loss resulting directly from the:

(1)	withdrawal, transfer, payment, or delivery of Property; or

(2)	creation, deletion, debiting, or crediting of an account of the Assured or Customer,

which	results directly from a Network Intrusion.

B.	Customer’s Funds Transfer and Social Engineering Fraud

Loss resulting directly from the transfer, payment, or delivery of Property on the faith of a Command purportedly issued by:

(1)	the Customer to the Assured;

(2)	an authorized representative of the Customer to the Assured;

(3)	the Assured to the Customer or authorized representative of the Customer; or

PF-51253 (06/19)	Page 3 of 21

Financial Institution Bond For Asset Managers

(4)	the Assured to a financial institution directing such financial institution to transfer, pay, or deliver Property from any account maintained by such Customer at such financial institution,

but which Command was, in fact, fraudulently issued or fraudulently modified without the Assured’s or Customer’s knowledge.

C.	Assured’s Funds Transfer and Social Engineering Fraud

Loss resulting directly from the transfer, payment, or delivery of an Assured’s Property on the faith of a Command purportedly issued by:

(1)	an employee of a Vendor instructing an Employee to transfer Property or change bank account information of such Vendor;

(2)	an Officer or other Employee who is authorized by the Assured to instruct another Employee to transfer Property; or

(3)	the Assured to a financial institution directing such financial institution to transfer, pay, or deliver Property from an account maintained by such Assured at such financial institution,

but which Command was, in fact, fraudulently issued or fraudulently modified without the knowledge of the Assured or any natural person set forth in (1) and (2) above.

As a condition precedent to coverage under Insuring Clauses 7.C.(1) and 7.C.(2), the Employee acting on the Command must obtain Official Authorization prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Item 3.7.C of the Declarations.

D.	Computer Investigations Expense

Computer Investigations Expenses incurred by the Assured in investigating loss in excess of the applicable Deductible Amount and covered solely under Insuring Clauses 7.A., 7.B., and 7.C.

E.	Computer Extortion

Loss resulting directly from the Assured having surrendered any funds or property to a person other than an Employee, where such person has gained or alleges to have gained unauthorized access to the Assured’s Computer System and threatens to cause the Assured to transfer, pay, or deliver any funds or property using the Assured’s Computer System, provided that before surrendering any funds or property:

(1)

the Assured makes every reasonable effort to conduct and contemporaneously documents an investigation, conducted by a qualified independent security consultant, which provides a reasonable basis for concluding such threat is technologically credible; and

(2)

the Assured contemporaneously reports such threat to the Federal Bureau of Investigation or other law enforcement agency having jurisdiction over such matters and reasonably complies with the recommendations, instructions, or suggestions of such law enforcement agency.

8.	Claims Expense

Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

II.	GENERAL AGREEMENTS

1.	Acquisition Of, Or Merger With, Another Entity

a.

If, during the Bond Period, the Assured acquires or merges with an entity which becomes a Subsidiary, the Company hereby agrees to provide coverage under this Bond, with no additional premium required, for the remainder of the Bond Period, effective on the date the Assured acquires or merges with such Subsidiary, provided that such Subsidiary meets all of the following conditions:

PF-51253 (06/19)	Page 4 of 21

Financial Institution Bond For Asset Managers

(1)	its assets under management shall not exceed ten percent (10%) of the assets under management of the first named Assured at the time of the acquisition or merger; and

(2)

it is not the subject of any current or pending disciplinary action or proceeding by any self-regulatory organization, or any federal, state, or local agency or body, including foreign equivalents, as of the date of the acquisition of which the Assured is aware.

Coverage for any entity the Assured acquires or merges with which becomes a Subsidiary subject to the terms and conditions of this Section 1.a., shall be for loss discovered after the date the Assured acquires or merges with such Subsidiary regardless of whether or not the loss was sustained prior to the date of such acquisition or merger.

b.

If, during the Bond Period, the Assured acquires or merges with an entity that becomes a Subsidiary and such Subsidiary does not meet all of the conditions listed in Section 1.a., or the Assured merges or consolidates with another entity or organization such that the Assured is the surviving entity, then such Subsidiary or merged or consolidated entity shall be an Assured under this Bond for thirty (30) days from the effective date of the acquisition, merger, or consolidation provided the Assured has:

(1)	given the Company written notice of the acquisition, merger, or consolidation prior to the proposed effective date of such transaction;

(2)	obtained the written consent of the Company to extend some or all of the coverage provided by this Bond to such additional exposure; and

(3)	upon obtaining such consent, has paid the Company an additional premium, if requested by the Company.

Coverage for any Subsidiary or merged or consolidated entity described in this Section 1.b., shall be subject to such additional or different terms, conditions, and limitations of coverage as the Company in its sole and absolute discretion may require.

If the Assured fails to give such notice, the Company has not provided written consent to extend some or all of the coverage provided by this Bond to such exposure, the Assured fails to pay the additional premium required by the Company, or the Assured fails to agree to any additional or different terms, conditions, and limitations of coverage required by the Company, as required in this Section 1.b., then there shall be no coverage for such Subsidiary or merged or consolidated entity and coverage shall terminate with respect to any loss discovered after the effective date of such acquisition, merger, or consolidation.

2.	ERISA Plans

A.	Discovery Period

Notwithstanding any other provision in this Bond to the contrary and solely with respect to loss covered under Insuring Clause 1.C., this Bond applies only to loss first discovered by the Assured:

(1)	during the Bond Period; or

(2)	within one year following the termination of this Bond in its entirety (the “Extended Discovery Period”), provided that:

a.	such loss is sustained prior to such termination; and

b.

the Extended Discovery Period shall terminate immediately upon the effective date of any other insurance obtained for an ERISA Plan, which replaces the coverage provided by this Bond for such ERISA Plan in an amount no less than the minimum amount required under ERISA and provides coverage for loss sustained prior to its effective date.

B.	Limit Of Liability

Notwithstanding any provision in this Bond to the contrary, the payment of any loss under this Bond shall not reduce the liability of the Company for loss covered under Insuring Clause 1.C., whenever sustained; provided that:

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(1)

the total liability of the Company for all loss resulting from any act or any series of acts committed by the same Employee or in which the same Employee is concerned or implicated, regardless of whether such act or series of acts was committed during the Bond Period, will be treated as a Single Loss and the applicable Single Loss Limit Of Liability of this Bond set forth in Item 3 of the Declarations shall apply;

(2)

with respect to a Single Loss sustained by all ERISA Plans, the Single Loss Limit Of Liability applicable to such Single Loss shall in no event be less than the amount of coverage required for such ERISA Plans under ERISA as if each ERISA Plan were insured separately; and

(3)

if the applicable Single Loss Limit Of Liability set forth in Item 3 of the Declarations is insufficient to meet the amount as set forth in Section 2.B.(2), the applicable Single Loss Limit Of Liability set forth in Item 3 of the Declarations shall be amended to meet such amount as set forth in Section 2.B.(2).

C.	Payover

Notwithstanding any provision in this Bond to the contrary, payment by the Company for loss sustained under Insuring Clause 1.C. shall be payable to and held for the benefit of the ERISA Plans sustaining such loss. If such payment is in excess of the amount of coverage required under ERISA for such ERISA Plan, such excess amount shall be held for the use and benefit of any other ERISA Plan sustaining such loss. Payment for loss sustained by two or more ERISA Plans or recovery of commingled Property of two or more ERISA Plans, shall be shared by such ERISA Plans on a pro rata basis in accordance with the amount of coverage required of each such ERISA Plan under ERISA.

3.	Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other Assured shall be conclusively deemed to have consented to and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

4.	Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The Assured shall notify the Company at the earliest practicable moment, not to exceed sixty (60) days after the Assured receives notice, of any legal proceeding brought to determine the Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the Assured through attorneys selected by the Company. The Assured shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be

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a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the Assured, no settlement without the prior written consent of the Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the Assured.

5.	Representations Made By Assured

The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.	DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1)	the entity or organization listed under Name of Assured in the Declarations (the “first named Assured”);

(2)	any Subsidiary of such entity or organization;

(3)	any Employee Benefit Plan; or

(4)	any ERISA Plan.

Assured’s Network means:

(1)	the Assured’s Computer System; or

(2)	an Electronic Communication System.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any Customer.

Command means any:

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Financial Institution Bond For Asset Managers

(1)	electronic instruction, including an e-mail, that is delivered through an Electronic Communication System and that is capable of retention by the recipient at the time of receipt;

(2)	telex, or Telefacsimile instruction; or

(3)	Voice Initiated Funds Transfer Instruction.

Computer Investigations Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for computer forensics services to investigate a covered loss. Computer Investigations Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any Customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.

Customer means any organization or natural person that:

(1)	has an account;

(2)	is in the process of opening an account;

(3)	has been informed by, and reasonably believes that, an Employee has opened, or is in the process of opening, an account on their behalf; or
(4)	has, or had, a written agreement to transfer such organization’s or natural person’s funds through the issuance or transmission of a Command,

with	the Assured.

Customer’s Capital means Money, Securities, or precious metals owned or held by a Customer. Customer’s Capital does not include cryptocurrencies or any other electronic or digital currency not authorized or adopted by a sovereign government as part of its currency.

Customer Communication System means an:

(1)	online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or

(2)	electronic mailing system hosted by the Assured or by a third party cloud service provider.

Electronic Communication System means:

(1)

Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;

(2)	Customer Communication System; or

(3)	any communication system similar to those set forth in (1) and (2) of this definition in which the Assured participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the Assured’s Computer System.

Employee means any natural person:

(1)

while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;

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Financial Institution Bond For Asset Managers

(2)	Officer while in the regular service of an Assured in the ordinary course of such Assured’s business;

(3)	intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

(4)	provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;

(5)

employee of an institution merged or consolidated with the Assured prior to the effective date of this Bond while in the regular service of an Assured in the ordinary course of such Assured’s business;

(6)	attorney of a law firm retained by the Assured while performing legal services for the Assured; or

(7)	employee of a fund administrator for the Assured while performing fund administration services for the Assured,

provided that Employee shall not include any employee of a fund administrator for any Employee Benefit Plan.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee Benefit Plan means any pension or welfare benefit plan sponsored by the Assured for the benefit of its employees or former employees and which existed on or before the inception of this Bond, or which is created or acquired after the inception of this Bond in accordance with General Agreement 1. Employee Benefit Plan shall not include any multi-employer plan.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

ERISA Plan means any Employee Benefit Plan that is subject to ERISA.

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.

Financial Interest in the Assured means:

(1)

with respect to any general partner, the capital interest of such general partner in the partnership, before adjustment for loss covered by this Bond, as determined by an independent auditor as of the close of business on the date of discovery of loss covered by this Bond; and

(2)	with respect to any limited partner, the value of such limited partner’s investment in the Assured.

Forgery means:

(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.

Fraud or Dishonesty means any intentional act of larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or other intentional fraudulent or dishonest act committed by a Plan Official in the handling of ERISA Plan assets. Fraud or Dishonesty shall also include any intentional act of a Plan Official in the handling of ERISA Plan assets that is prohibited by 18 U.S.C. 1954.

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Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

(1)	a description of the issue of which the Uncertificated Security is a part;

(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4)	the date the transfer pledge or release was registered.

Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

Investment Holding Company means any entity, including but not limited to, a corporation, trust, limited liability company, limited liability partnership, limited partnership, operating partnership, general partnership, or joint venture which:

(1)	exists solely to hold equity, debt or debenture securities for, or on behalf of, a Private Fund; and

(2)	one or more Assureds have, directly or indirectly, through one or more intermediaries, Management Control.

Investment Holding Company does not mean a Portfolio Company.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Loan means all extensions of credit by the Assured and all transactions creating a creditor or lessor relationship in favor of the Assured, including all purchase and repurchase agreements, and all transactions by which the Assured assumes an existing creditor or lessor relationship.

Manager means, solely with respect to a limited liability company, such entity’s manager, managing member, management committee member or member of the Board of Managers.

Management Control means:

(1)

owning or controlling interests representing more than fifty percent (50%) of the voting, appointment, or designation power for the selection of a majority of: the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors, or managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof;

(2)

having the right, pursuant to the written contract or the bylaws, charter, operating agreement, partnership agreement, or similar documents of an entity, for the selection of a majority of: the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors, or managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof;

(3)	owning or controlling more than fifty percent (50%) of the outstanding securities, membership units, partnership units, or the equivalent thereof; or

(4)

having the rights and obligations, directly or indirectly, to direct or cause the direction of the management and policies of an entity for the benefit of an Assured, including, but not limited to, a Private Fund, whether through ownership, by contract or other agreement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

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Financial Institution Bond For Asset Managers

(1)	signed by the maker or drawer;

(2)	containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the Original it replaced.

Network Intrusion means the:

(1)	unauthorized access; or

(2)	entry of an unauthorized application or software program,

into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.

Officer means any natural person who is a:

(1)	duly elected or appointed director, officer, trustee, human resources manager, risk manager, in-house general counsel, or in-house compliance manager of the Assured;

(2)	duly elected or appointed Manager of the Assured; or

(3)	Partner or principal of the Assured.

Official Authorization means a valid handwritten signature of at least two Employees, or an electronic record of entry and approval into a wire transfer system, accounting system, or similar system which is capable of maintaining and reproducing an audit trail which demonstrates that at least two Employees approved a transaction within their authority, provided that:

(1)	a Forgery shall not be deemed an Official Authorization; and

(2)

an Official Authorization shall not include a typed name in any form (including but not limited to e-mail, letterhead or pre-printed material), but shall include electronic reproductions of handwritten signatures in any form.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Partner means any general partner, managing general partner, administrative general partner, venture partner or limited partner of the Assured who is also employed by the Assured.

Plan Official means any natural person fiduciary, administrator, or manager of an ERISA Plan who is an Employee as set forth in (1) and (2) of the definition of Employee. Plan Official does not include any administrator or manager who is an independent contractor of any ERISA Plan.

Portfolio Company means any entity in which one or more Investment Holding Companies or Private Funds own or control equity securities, outstanding debt or debentures and which:

(1)	produces, sells or leases tangible products to others, or intends to produce, sell or lease tangible products to others;

(2)	provides or intends to provide services to others; or

(3)	owns, leases or intends to own or lease real property, mineral rights or any similar rights.

Private Fund means any pooled investment vehicle exempted from registration under the Investment Company Act of 1940 of which an Assured has Management Control.

Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument, Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious

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metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.

Property does not include electronic data, cryptocurrencies or any other electronic or digital currency not authorized or adopted by a sovereign government as part of its currency.

Racketeering means such activity as defined in 18 U.S.C. 1961 et seq., as amended.

Securities means either Certificated Securities or Uncertificated Securities. Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:

(1)	any one act of burglary, robbery or attempt at either, in which no Employee is implicated;

(2)	any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;

(3)	all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4)	any one event not specified in (1), (2) or (3) of this definition.

Subsidiary means any entity or organization:

(1)	of which the Assured has, either directly or through one or more intermediaries, Management Control;

(2)	that is an Investment Holding Company; or

(3)	that is a Private Fund,

and which exists at the inception of the Bond Period, or which is formed or acquired during the Bond Period by an existing Assured in accordance with General Agreement 1.

Subsidiary does not mean a Portfolio Company.

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Trade means any purchase, exchange, or sale transaction of Property in an Assured’s account with or without the Assured’s knowledge or consent.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Vendor means any entity or natural person that has provided specialized investment advice or other goods and services to the Assured pursuant to a written agreement. Vendor does not include any Customer, custodian, broker/dealer, administrator, property manager, counter-party, financial institution, or any similar entity.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer to another financial institution of funds in a Customer’s account and which are:

(1)	made over a telecommunications device; and

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Financial Institution Bond For Asset Managers

(2)	directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.	EXCLUSIONS

1.	General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a.

riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.	the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c.

the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

d.	damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e.	all costs, fees and expenses incurred by the Assured:

(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 7.D. or 8; or

(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.

indirect or consequential loss of any nature, except for loss covered under Insuring Clause 7.D. or 8. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

g.	any violation by the Assured or by any Employee:

(1)	of any law regulating:

i.	the issuance, purchase or sale of securities;

ii.	securities transactions on security or commodity exchanges or the over the counter market;

iii.	investment companies; or

iv.	investment advisors; or

(2)	of any rule or regulation made pursuant to any such law;

h.

the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or

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Financial Institution Bond For Asset Managers

health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act covered under Insuring Clause 1.C. or any other act otherwise covered under this Bond;

i.

fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information, except for loss covered under Insuring Clause 7.D.;

j.	any actual or alleged:

(1)	representation or advice; or

(2)	warranty or guarantee as to the performance of any investment;

k.	liability resulting from disclosure of or acting on material nonpublic information;

l.	liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

m.	trading in a Customer’s account, whether or not authorized, except for loss covered under Insuring Clause 1.C., 1.D., or 7.B.;

n.	the acts of any natural person or entity engaged by the Assured to perform data processing services;

o.	any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7.A.;

p.	a threat or series of threats to:

(1)	gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or

(2)	modify, damage, destroy, delete, or corrupt any application or software program within the Assured’s Computer System, except for loss covered under Insuring Clause 7.E.;

q.

costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat, except for loss covered under Insuring Clause 7.D.;

r.	costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer System; or

s.	costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program.

2.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a.	the acts of an Employee, except for loss covered under:

(1)	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

(2)	Insuring Clause 7.B.(1), 7.B.(2), 7.B.(3), 7.C.(1), or 7.C.(2);

b.

the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b. or 7.E.;

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Financial Institution Bond For Asset Managers

c.

payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;

d.	any Uncertificated Security, except for loss covered under Insuring Clause 7.A.;

e.	the loss of Property while:

(1)	in the mail;

(2)	in the custody of a Transportation Company, except for loss covered under Insuring Clause 3; or

(3)	located on the premises of an armored motor vehicle operator;

f.	damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;

g.

the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring Clause 2;

h.	instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;

i.

the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;

j.	items of deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud;

k.	the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or

l.

the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

3.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a.

the complete or partial non-payment of or default on any Loan whether such Loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b.	any Forgery or any alteration, except for loss covered under Insuring Clause 7;

c.	any counterfeit, except for loss covered under Insuring Clause 6; or

d.	any trade, except for loss covered under Insuring Clause 7.

4.	Specific Exclusions – Applicable To Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from the dishonest acts of any Employee which cause an ERISA Plan to sustain a loss, except for loss covered under Insuring Clause 1.C.

5.	Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a.	any Command issued by a Customer or an authorized representative of the Customer;

b.	any transfer, payment, or delivery of Property:

(1)	authorized by an Employee; or

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Financial Institution Bond For Asset Managers

(2)

arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses. This Exclusion 5.b., however, shall only apply to Insuring Clause 7.A.;

c.	forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;

d.

any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent. This Exclusion 5.d., however, shall only apply to Insuring Clauses 7.C.(1) and 7.C.(2);

e.

mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;

f.

entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network. This Exclusion 5.f., however, shall only apply to Insuring Clause 7.A.; or

g.	entries or changes made at a Customer Communication System by a:

(1)	Customer; or

(2)	natural person with authorized access to the Customer’s authentication credentials or mechanism.

V.	CONDITIONS AND LIMITATIONS

1.	Anti-Bundling

If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2.	Change Or Modification

No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

3.	Conformity

If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4.	Cooperation Of Assured

At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:

a.	submit to examination by the Company and subscribe to the same under oath;

b.	produce for the Company’s examination all pertinent records; and

c.	cooperate with the Company in all matters pertaining to the loss.

PF-51253 (06/19)	Page 16 of 21

Financial Institution Bond For Asset Managers

The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5.	Covered Property

This Bond shall apply to loss of Property:

a.	owned by the Assured;

b.	held by the Assured in any capacity; or

c.	for which the Assured is legally liable.

This Bond shall be for the sole use and benefit of the Assured.

6.	Deductible Amount

The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 3 of the Declarations. The Deductible Amount is in addition to the Financial Interest in the Assured.

7.	Discovery

This Bond applies only to loss first discovered by an Officer during the Bond Period. Discovery occurs at the earlier of an Officer learning of:

a.	facts which may subsequently result in a loss of a type covered by this Bond; or

b.	an actual or potential claim in which it is alleged that the Assured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount or the Financial Interest in the Assured, or the exact amount or details of loss may not then be known.

8.	Limit Of Liability

A.	Aggregate Limit Of Liability

The Company’s total cumulative liability for all Single Loss of all Assureds discovered during the Bond Period shall not exceed the Aggregate Limit Of Liability as stated in Item 2 of the Declarations. Each payment made under the terms of this Bond shall reduce the unpaid portion of the Aggregate Limit Of Liability until it is exhausted.

On exhausting the Aggregate Limit Of Liability by such payments:

(1)	the Company shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Company; and

(2)

the Company shall have no obligation under General Agreement 4 to continue the defense of the Assured, and on notice by the Company to the Assured that the Aggregate Limit Of Liability has been exhausted, the Assured shall assume all responsibility for its defense at its own cost.

The unpaid portion of the Aggregate Limit Of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Section 12., Subrogation – Assignment – Recovery. In the event that a loss of Property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the Aggregate Limit Of Liability.

B.	Single Loss Limit Of Liability

The Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 3 of the Declarations or the unpaid portion of the Aggregate Limit Of Liability, whichever is less. If a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability.

9.	Notice To Company – Proof – Legal Proceedings Against Company

PF-51253 (06/19)	Page 17 of 21

Financial Institution Bond For Asset Managers

a.

The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 3 of the Declarations.

b.	The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.

Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e.	This bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.

f.	All such notices shall be given in writing to one of the following addresses:

(1)	specialtyclaims@chubb.com; or

(2)	Attn: Claims Department

            Chubb Group of Insurance Companies

            82 Hopmeadow Street – P.O. Box 2002

            Simsbury, CT 06070-7683;

g.	All other notices to the Company under this Bond shall be given in writing to the following address:

            Attn: Chubb Financial Lines Underwriting Department

            Chubb Group of Insurance Companies

            202B Hall’s Mill Road Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10.	Other Insurance

a.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1)	the Assured;

(2)	a Transportation Company; or

(3)	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

b.

Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11.	Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:

a.	for Securities having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

PF-51253 (06/19)	Page 18 of 21

Financial Institution Bond For Asset Managers

b.

for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities; or

c.

for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12.	Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:

a.

first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit Of Liability or Aggregate Limit Of Liability;

b.	second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;

c.	third, to the Assured in satisfaction of the applicable Deductible Amount; and

d.	fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13.	Termination

a.	This Bond terminates as an entirety on the earliest occurrence of any of the following:

(1)	ten (10) days after the receipt by the first named Assured of a written notice from the Company of its decision to cancel this Bond for non-payment of premium;

(2)	immediately on the receipt by the Company of a written notice from the first named Assured of its decision to terminate this Bond;

(3)

immediately on the appointment of a trustee, receiver, liquidator or similar official to act on behalf of the first named Assured, or the taking over of the first named Assured by state or federal officials;

(4)	immediately on the dissolution of the first named Assured;

(5)

immediately on the acquisition of the first named Assured, or of all or substantially all of its assets, by another entity, or the merger or consolidation of the first named Assured into or with another entity such that the first named Assured is not the surviving entity;

(6)	immediately on exhausting the Aggregate Limit Of Liability; or

(7)	immediately on expiration of the Bond Period.

PF-51253 (06/19)	Page 19 of 21

Financial Institution Bond For Asset Managers

b.	This Bond terminates as to any Assured, other than the first named Assured, on the earliest occurrence of any of the following:

(1)	immediately on the appointment of a trustee, receiver, liquidator or similar official to act on behalf of such Assured, or the taking over of such Assured by state or federal officials;

(2)	immediately on the dissolution of such Assured;

(3)

immediately on the acquisition of such Assured, or of all or substantially all of its assets, by another entity, or the merger or consolidation of such Assured into or with another entity such that such Assured is not the surviving entity; or

(4)	immediately on the first named Assured, either directly or through one or more Subsidiaries, ceasing to have Management Control of such Assured.

With respect to Sections 13.a. and b., termination of this Bond as to any Assured terminates liability for any loss sustained by such Assured which is discovered after the effective date of such termination.

c.	This Bond terminates as to any Employee:

(1)

immediately upon any Officer not acting in collusion with such Employee, discovering that such Employee committed a dishonest or fraudulent act, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity;

(2)	for whom coverage under a prior Bond has been terminated, unless such coverage is reinstated in writing; or

(3)	fifteen (15) days after the receipt by the Assured of a written notice from the Company of its decision to terminate this Bond as to any Employee.

Such termination, however, is without prejudice to the loss of any Property then in transit in the custody of such Employee.

Termination as to any Employee shall not apply if the dishonest act occurred prior to the employment with the Assured and involved less than $25,000.

Termination of this Bond as to any Employee terminates liability for any loss caused by a dishonest act committed by such Employee after the effective date of such termination.

d.

The Company will mark its records to indicate that the organizations named in Item 4 of the Declarations are to be notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any Employee, whether such termination is effected by notice from the Assured or by the Company. The Company will use its best efforts to so notify such organizations, but failure to so notify shall not impair or delay the effectiveness of such termination.

14.	Valuation

a.	Books Of Account Or Other Records

The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.

b.	Loan

The value of any loss or that portion of any loss resulting from a Loan shall be the amount actually disbursed by the Assured to a borrower under such Loan reduced by all principal, interest, and fees received by the Assured in connection with such Loan.

c.	Money

PF-51253 (06/19)	Page 20 of 21

Financial Institution Bond For Asset Managers

Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

d.	Other Property

The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

e.	Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed at by agreement of the parties.

f.	Set-Off

(1)

Any loss covered under Insuring Clause 1.A. or 1.B. shall be reduced by a set-off consisting of any amount owed to any Employee who caused the loss, or conspired to cause the loss, whether or not assigned to another.

(2)

Any loss covered under Insuring Clause 1.A. or 1.B. resulting directly from the dishonest acts of a general partner or limited partner shall be reduced by such general partner’s or limited partner’s Financial Interest in the Assured. Solely with respect to such loss caused by a general partner, however, if such set-off results in an amount that is not sufficient to enable the Assured to meet its obligations to:

i.	its Customers; or

ii.	limited partners other than such general partner,

then the Financial Interest in the Assured of such general partner shall be reduced in an amount necessary, or eliminated if need be, to enable the Assured upon payment of loss under this Bond to meet such obligations, but only to the extent that such payment will not accrue any benefit to such general partner.

g.	Trade

The value of any loss or that portion of any loss resulting from a trade shall be reduced by the amount of commission and other amounts received by the Assured as a result of such trade.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that any United States trade or economic sanctions law or any other similar United States law prohibits the Company from providing such coverage.

PF-51253 (06/19)	Page 21 of 21

TEXAS AMENDATORY ENDORSEMENT

Named Assured			Endorsement Number 1
SIXTH STREET SPECIALTY LENDING, INC.
Bond Symbol	Bond Number	Bond Period	Effective Date of Endorsement
DON	J05941568	03-08-2021 to 03-08-2022	March 8, 2021
Issued By (Name of Insurance Company)
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

Section V. CONDITIONS AND LIMITATIONS is amended as follows:

(1)	Paragraph a. of Subsection 4. Cooperation of Assured, is amended by adding the following to the end thereof:

provided that a parent or guardian may be present for any examination of a minor;

(2)	Paragraph a. of Subsection 9. Notice to Company – Proof – Legal Proceedings Against Company is amended by deleting “sixty (60)” and replacing it with “ninety (90)”

(3)

Paragraph d. of Subsection 9. Notice To Company – Proof – Legal Proceedings Against Company is amended by deleting the phrase “twenty-four (24) months and replacing it with the phrase “two (2) years and one (1) day”.

(4)	Paragraph 13. Termination is amended by adding the following to the end thereof:

This Bond shall not be cancelled or non-renewed based solely on the fact that the policyholder is an elected official.

(5)	Paragraph f. of Subsection 13. Set-Off is deleted in its entirety.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the State of Texas.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

PF-51498 (11/20)	Page 1 of 1

AMEND DEFINITION OF EMPLOYEE (CONSULTANT) ENDORSEMENT

Named Assured			Endorsement Number 2
SIXTH STREET SPECIALTY LENDING, INC.
Bond Symbol	Bond Number	Bond Period	Effective Date of Endorsement
DON	J05941568	03-08-2021 to 03-08-2022	March 8, 2021
Issued By (Name of Insurance Company)
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Financial Institution Bond For Asset Managers

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)

The definition of Employee is amended to include a natural person consultant retained by the Assured and an employee of such consultant while either is performing consulting services for the Assured pursuant to a written contract.

(2)

Each employer of persons as set forth above and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

PF-51444TX (11/20)	Page 1 of 1

AMEND DEFINITION OF EMPLOYEE (FORMER EMPLOYEES) ENDORSEMENT

Named Assured			Endorsement Number 3
SIXTH STREET SPECIALTY LENDING, INC.
Bond Symbol	Bond Number	Bond Period	Effective Date of Endorsement
DON	J05941568	03-08-2021 to 03-08-2022	March 8, 2021
Issued By (Name of Insurance Company)
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Financial Institution Bond For Asset Managers

In consideration of the premium charged, it is agreed that this Bond is amended by adding the following to the definition of Employee:

(8)	who resigns, retires, or is terminated from the regular service of the Assured during the Bond Period, provided that such:

i.	coverage shall be for a period of sixty (60) days subsequent to such resignation, retirement, or termination but not beyond the expiration or termination of this Bond; and

ii.

resignation, retirement, or termination has not arisen from or in connection with the discovery by the Assured of any actual or alleged dishonest, fraudulent, or criminal act(s) of such natural person.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-51445TX (11/20)	Page 1 of 1

AMEND NOTICE TO COMPANY ENDORSEMENT

Named Assured			Endorsement Number 4
SIXTH STREET SPECIALTY LENDING, INC.
Bond Symbol	Bond Number	Bond Period	Effective Date of Endorsement
DON	J05941568	03-08-2021 to 03-08-2022	March 8, 2021
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)	General Agreement 4., Notice To Company Of Legal Proceedings Against Assured – Election to Defend, is amended by deleting the first paragraph and replacing with the following:

The Assured shall notify the Company at the earliest practicable moment, which in no event shall be less than ninety (90) days, and not to exceed 90 (ninety) daysafter an Officer receives notice, of any legal proceeding brought to determine the Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

(2)	Conditions and Limitations 9., Notice to Company – Proof – Legal Proceedings Against Company, is amended by deleting paragraph a. and replacing with the following:

a.

The Assured shall give the Company notice at the earliest practicable moment, which in no event shall be less than ninety (90) days, and not to exceed 90 (ninety) days after discovery of a loss by an Officer, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 3 of the Declarations.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

PF-51451 (11/20)	Page 1 of 1

RENEWAL BOND ENDORSEMENT

Named Assured			Endorsement Number 5
Sixth Street Specialty Lending, Inc
Bond Symbol	Bond Number	Bond Period	Effective Date of Endorsement
DON	J05941568	3/8/2021 to 3/8/2022	3/8/2021
Issued By (Name of Insurance Company)
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that:

(1)

This Bond together with all endorsements attached herein (the “Renewal Bond”), has been issued as a renewal of DON G25562823 006 issued to TPG Specialty Lending, Inc. by ACE American Insurance Company (the “Expiring Bond”). The terms and conditions of either the Renewal Bond or the Expiring Bond, whichever in its entirety is more favorable to the Assured, shall govern with respect to any loss, provided that:

(a)	in all events, any applicable Deductible and Single Loss Limit Of Liability of the Renewal Bond shall apply to any such loss; and

(b)	the following endorsements of the Expiring Bond shall not apply:

Endorsement Name	Endorsement Number
Add Certain Computer Crime Insuring Agreements	4
Amend Deductible Amount	20

(2)

All obligations of the COMPANY under this endorsement shall terminate as of March 8th, 2022. In the event of any subsequent renewal of this Bond, this endorsement shall not be included in such subsequent renewal and all obligations of the Company under this endorsement shall terminate as of March 8th, 2022 and be of no further force and effect.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

MS-322313 (03/2021)	Page 1 of 1

AUDIT EXPENSE ENDORSEMENT

Named Assured			Endorsement Number 6
SIXTH STREET SPECIALTY LENDING, INC.
Bond Symbol	Bond Number	Bond Period	Effective Date of Endorsement
DON	J05941568	03-08-2021 to 03-08-2022	March 8, 2021
Issued By (Name of Insurance Company)
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Financial Institution Bond For Asset Managers

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Audit Expense	$50,000	$5,000

(2)	The following Insuring Clause is added:

9.	Audit Expense

Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring Clause 1.A. or 1.B.

(3)	The following Definition is added:

Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by state or federal supervisory authorities to be conducted either by such authorities or by independent accountants. Audit Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any Customer.

(4)	General Exclusions – Applicable To All Insuring Clauses, is amended by deleting Exclusion 1.e. and 1.f. and replacing with the following:

e.	all costs, fees and expenses incurred by the Assured:

(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 7.D., 8, or 9 or

(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.

indirect or consequential loss of any nature, except for loss covered under Insuring Clause 7.D., 8, or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest

PF-51453TX (11/20)	Page 1 of 2

or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-51453TX (11/20)	Page 2 of 2

DEFECTIVE SIGNATURE ENDORSEMENT

Named Assured			Endorsement Number 7
SIXTH STREET SPECIALTY LENDING, INC.
Bond Symbol	Bond Number	Bond Period	Effective Date of Endorsement
DON	J05941568	03-08-2021 to 03-08-2022	March 8, 2021
Issued By (Name of Insurance Company)
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Financial Institution Bond For Asset Managers

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Defective Signature	$5,000,000	$50,000

(2)	The following Insuring Clause is added:

11.	Defective Signature

Loss resulting directly from the Assured having, in good faith, in connection with any Loan, accepted, received, or acted on the validity of any:

a.	real property mortgage;

b.	real property deed of trust or like instrument pertaining to realty; or

c.	assignment of such mortgage, deed of trust or like instrument,

which proves to have been defective by reason of the signature:

(1)	of any person on such document having been obtained through trick, artifice, fraud, or false pretenses; or

(2)

on the recorded deed conveying such real property to the mortgagor or grantor of such mortgage or grantor of such mortgage or deed of trust having been obtained by or on behalf of such mortgagor or grantor through trick, artifice, fraud, or false pretenses.

(3)	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1, 4, and 5, is amended by deleting Exclusion 3.a. and replacing with the following:

a.

the complete or partial non-payment of or default on any Loan whether such Loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7 or 11

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

PF-51459TX (11/20)	Page 1 of 2

Authorized Representative

PF-51459TX (11/20)	Page 2 of 2

SHARED AGGREGATE LIMIT ENDORSEMENT

Named Assured			Endorsement Number 8
SIXTH STREET SPECIALTY LENDING, INC.
Bond Symbol	Bond Number	Bond Period	Effective Date of Endorsement
DON	J05941568	03-08-2021 to 03-08-2022	March 8, 2021
Issued By (Name of Insurance Company)
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that:

(1)	In addition to this Bond, the Company has issued to the Assured all Policies and Bonds listed in the schedule below.

(2)

It is expressly acknowledged by the Assured that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability.

(3)

The Company and the Assured agreed that the Company’s maximum aggregate limit of liability for all loss under this Bond, and for all payments of loss under all Policies and Bonds listed in the schedule below, in the aggregate, shall not exceed $1,500,000.

(4)

The Company shall have no obligation under this Bond to make any payment of loss to the extent that the amount of such loss, when added to the amount of any loss paid under this Bond and any loss paid under any Policies and Bonds listed in the schedule below, exceeds $1,500,000. Any payment of loss under any Policies and Bonds listed below shall reduce the Limits Of Liability available under this Bond for the payment of any loss during the Bond Period.

(5)

If the Company shall have paid loss under this Bond and loss under any Policies and Bonds listed below in an aggregate amount equaling $1,500,000, any and all obligations of the Company under this Bond and the Policies and Bonds listed in the schedule below shall be completely fulfilled and extinguished, and the Company shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed in the schedule below.

(6)

If a loss is covered by this Bond and one or more of the Policies and Bonds listed in the schedule below, and if more than one deductible amount applies to such loss, the largest applicable deductible amount shall be the deductible amount applicable to such loss.

Policy/Bond Type	Policy/Bond Number
ICAP Bond	82598978

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

PF-51471TX (11/20)	Page 1 of 1

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured			Endorsement Number 9
SIXTH STREET SPECIALTY LENDING, INC.
Bond Symbol	Bond Number	Bond Period	Effective Date of Endorsement
DON	J05941568	03-08-2021 to 03-08-2022	March 8, 2021
Issued By (Name of Insurance Company)
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Financial Institution Bond For Asset Managers

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$100,000	$10,000

(2)	The following Insuring Clause is added:

Unauthorized Signature

Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

PF-51474TX (11/20)	Page 1 of 1

MARSH USA INC

ATTN:     JOHN UMBACH

1166 AVENUE OF THE AMERICAS, 37FL

NEW YORK, NY 10036

INSURED:             SIXTH STREET SPECIALTY LENDING, INC.

PRODUCT:             DFIBond

POLICY NO:          82598978

TRANSACTION:    NL

PREMIUM BILL

Insured:	SIXTH STREET SPECIALTY LENDING, INC.	Date: March 12, 2021

Producer:	MARSH USA INC

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
March 8, 2021	82598978	ICAP Bond		$3,000.00
To
March 8, 2022		NEW LINE

16.0% Commission
			TOTAL	$3,000.00

Chubb Group of Insurance Companies	DECLARATIONS FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND
202B Hall’s Mill Road
Whitehouse Station, NJ 08889

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 82598978

SIXTH STREET SPECIALTY LENDING, INC.

2100 MCKINNEY AVE, STE 1500
FEDERAL INSURANCE COMPANY
DALLAS, TX 75201	Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on March 8, 2021
		to	12:01 a.m. on March 8, 2022

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Insuring clause		Single Loss Limit of Liability		Deductible Amount
1.	Employee		$1,500,000		$0.00
2.	On Premises	$	N/A	$	N/A
3.	In Transit	$	N/A	$	N/A
4.	Forgery or Alteration	$	N/A	$	N/A
5.	Extended Forgery	$	N/A	$	N/A
6.	Counterfeit Money	$	N/A	$	N/A
7.	Threats to Person	$	N/A	$	N/A
8.	Computer System	$	N/A	$	N/A
9.	Voice Initiated Funds Transfer Instruction	$	N/A	$	N/A
10.	Uncollectible Items of Deposit	$	N/A	$	N/A
11.	Audit Expense	$	N/A	$	N/A

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

Endorsements 1-5

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary	President

Countersigned by March 12, 2021
Authorized Representative

ICAP Bond (5-98) - Federal Form 17-02-1421 (Ed. 5-98)	Page 1 of 1

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses
Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.
On Premises	2.

Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED, or

		c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

			(1) written records,

			(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

			(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

			Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 1 of 19

Insuring Clauses (continued)
Forgery Or Alteration	4.	Loss resulting directly from:

		a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.
Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

		a.	acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1) bear a Forgery or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be Counterfeit, or

		b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 2 of 19

Insuring Clauses

Extended Forgery (continued)		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.
Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.
Threats To Person	7.	Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in SECTION 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:

		a.	entries of data into, or

		b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 3 of 19

Insuring Clauses (continued)
Voice Initiated Funds Transfer Instruction	9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:

		a.	received at the ASSURED’S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

		b.	made by a person purporting to be a Customer, and

		c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit	10.	Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

		a.	redemptions or withdrawals to be permitted,

		b.	shares to be issued, or

		c.	dividends to be paid,

		from an account of an Investment Company.

		In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

		Items of Deposit shall not be deemed uncollectible until the ASSURED’S standard collection procedures have failed.
Audit Expense	11.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 4 of 19

General Agreements
Additional Companies Included As Assured	A.	If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:

		(1)	The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

		(2)	Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

		(3)	The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

		(4)	Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)

If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured	B.	The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 5 of 19

General Agreements
(continued)
Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.

If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

		(1)	occurred or will occur on premises, or
		(2)	been caused or will be caused by an employee, or
		(3)	arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

		c.	on obtaining such consent, pays to the COMPANY an additional premium.
Change Of Control - Notice To Company	D.	When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

		(3)	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.
Court Costs And Attorneys’ Fees	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

		(1)	an Employee admits to being guilty of Larceny or Embezzlement,

		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

Court Costs And Attorneys’ Fees (continued)	(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 7 of 19

Conditions and Limitations
Definitions	1.	As used in this Bond:

		a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

		d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

		e.	Employee means:

			(1)	an officer of the ASSURED,

			(2)	a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

			(3)	a guest student pursuing studies or performing duties in any of the ASSURED’S premises,

			(4)	an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

			(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

			(6)	an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

			(7)	a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 8 of 19

Conditions and Limitations

Definitions (continued)	(8)	each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a. creating, preparing, modifying or maintaining the ASSURED’S computer software or programs, or

		b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

	(9)	any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

		The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.   which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

		b. which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

	Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

	Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 9 of 19

Conditions and Limitations

Definitions (continued)	f.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 10 of 19

Conditions and Limitations

Definitions (continued)		m.	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

		n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

		p.	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

		q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.
General Exclusions - Applicable to All Insuring Clauses	2.	This bond does not directly or indirectly cover:
		a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

		b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

		g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 11 of 19

Conditions and Limitations

General Exclusions - Applicable to All Insuring Clauses (continued)		h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
		i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:
(1) of any law regulating:
a. the issuance, purchase or sale of securities,
b. securities transactions on security or commodity exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

		j.	loss of confidential information, material or data;

		k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.
Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.	3.	This Bond does not directly or indirectly cover:
		a.	loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or Property of the ASSURED;

		c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

		d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

		e.	loss of property while in the mail;

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 12 of 19

Conditions and Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1. (continued)		f.

loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

		g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

		h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or

i.

loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.	4.	This bond does not directly or indirectly cover:
		a.	loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

		b.	loss resulting from forgery or any alteration;

		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.
Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability	5.

At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

		a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

		b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

		c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 13 of 19

Conditions and Limitations
Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability (continued)		d.	any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

		i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

		ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company	7.	a.

The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

		c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 14 of 19

Conditions and Limitations
Notice To Company - Proof - Legal Proceedings Against Company (continued)		f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.
Deductible Amount	8.

The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

		There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.
Valuation	9.	BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

		OTHER PROPERTY
		The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 15 of 19

Conditions and Limitations (continued)
Securities Settlement	10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities. The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

		c.	for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – Recovery	11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a.	first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 16 of 19

Conditions and Limitations

Subrogation - Assignment – Recovery (continued)		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.
Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.
Cooperation Of Assured	12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment Company:

		a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 17 of 19

Conditions and Limitations

Termination (continued)		If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

		a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

		b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED,

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.
Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 18 of 19

Conditions And Limitations

Change or Modification (continued)	If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: March 8, 2021	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82598978

Issued to: SIXTH STREET SPECIALTY LENDING, INC.

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)	Page 1

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: March 8, 2021	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 2

To be attached to and
form a part of Bond No. 82598978

Issued to: SIXTH STREET SPECIALTY LENDING, INC.

AMEND DISCOVERY AND NOTICE ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)	Section 6., Discovery, is deleted in its entirety and replaced it with the following:

Discovery

This Bond applies only to loss first discovered by the The Office of General Counsel, Risk Management Dept., or Human Resources Dept. of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the The Office of General Counsel, Risk Management Dept., or Human Resources Dept. of the ASSURED being aware of:

a.	facts which may subsequently result in a loss of a type covered by this Bond, or

b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

(2)	Section 7., Notice to Company-Proof-Legal Proceedings Against Company, is amended by deleting paragraph a. and replacing it with the following:

a.

The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed ninety (90) days after discovery of loss by The Office of General Counsel, Risk Management Dept., or Human Resources Dept. of the ASSURED, in an amount that is in excess of fifty percent (50%) of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-14521 (08/2008)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 82598978

NAME OF ASSURED: SIXTH STREET SPECIALTY LENDING, INC.

AMENDING DEFINITION OF EMPLOYEE-CONSULTANT ENDORSEMENT

It is agreed that this BOND is amended by adding to the definition of Employee in Section 1., Definitions, the following:

(10)	a consultant retained by the ASSURED and an employee of such consultant while either is performing consulting services for the ASSURED pursuant to a written contract.

This Endorsement applies to loss discovered after 12:01 a.m. on March 8, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 12, 2021	By
Authorized Representative

ICAP Bond Form 17-02-2336 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No: 4

Bond Number: 82598978

NAME OF ASSURED: SIXTH STREET SPECIALTY LENDING, INC.

GENERAL TERMINATION ENDORSEMENT

It is agreed that this Bond is amended by adding to Section 13., Termination, the following:

No termination of this Bond as an entirety by the COMPANY shall take effect prior to the expiration of ninety (90) days after written notice of such termination has been mailed to:

2100 McKinney Ave Suite 1500 Dallas, TX 75201

If the Bond as an entirety terminates based on the occurrence of any of the events described in a., b., or c. of the third paragraph of this Section 13., the COMPANY shall endeavor to provide written notice as soon as practicable of such termination to:

2100 McKinney Ave Suite 1500 Dallas, TX 75201

This Endorsement applies to loss discovered after 12:01 a.m. on March 8, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 12, 2021	By
Authorized Representative

ICAP Bond Form 17-02-7052 (Ed. 4-05)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No. 5

Bond Number: 82598978

NAME OF ASSURED: SIXTH STREET SPECIALTY LENDING, INC.

NON-CUMULATIVE ENDORSEMENT

It is agreed that in the event of a loss covered under this Bond and also covered under FEDERAL INSURANCE COMPANY’S Bond No. J05941568001 issued to THE INSURED, the SINGLE LOSS LIMIT OF LIABILITY under this Bond shall be reduced by any payment under Bond No. J05941568001 and only the remainder, if any, shall be applicable to such loss hereunder.

This condition does not apply to any Coverage Form or Bond issued by the COMPANY or an affiliated company specifically to apply as excess insurance under this Coverage Form. Any premium charged for the duplicate coverage shall be promptly refunded.

Name and Address of Assured:

SIXTH STREET SPECIALTY LENDING, INC. 2100 MCKINNEY AVE, STE 1500
DALLAS, TX 75201

Signature of Assured’s Representative

Position/Title

Date

This Endorsement applies to loss discovered after 12:01 a.m. on March 8, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 12, 2021	By
Authorized Representative

ICAP - Texas Form 17-02-1452 (Ed. 1-98)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Policyholder Information Notice

IMPORTANT NOTICE	AVISO IMPORTANTE

To obtain information or make a complaint:	Para obtener información o para someter una queja:

You may call Chubb’s toll-free telephone number for information or to make a complaint at	Usted puede llamar al número de teléfono gratis de Chubb’s para información o para someter una queja al

1-800-36-CHUBB	1-800-36-CHUBB

You may contact the Texas Department of Insurance to obtain the information on companies, coverages, rights or complaints at	Puede comunicarse con el Departamento de Seguros de Texas para obtener información acerca de compañias coberturas, derechos o quejas al

(512) 676-6000 or (800) 578-4677	(512) 676-6000 or (800) 578-4677

You may write the Texas Department of Insurance	Puede escribir al Departamento de Seguros de Texas

P.O. Box 149104	P.O. Box 149104
Austin, TX 78714-9104	Austin TX 78714-9104
Fax # (512) 475-1771	FAX # (512) 475-1771

You may email the Texas Department of Insurance at:	Puede correo electrónico Departamento de Seguros de Texas al:

consumerprotection@tdi.texas.gov	consumerprotection@tdi.texas.gov

You may visit the Texas Department of Insurance’s website at:	Puede visitar el Departamento de Seguros de Texas en el sitio web de:

www.tdi.texas.gov	www.tdi.texas.gov

PREMIUM OR CLAIM DISPUTES	DISPUTAS SOBRE PRIMAS O RECLAMOS:

Should you have a dispute concerning your premium or about a claim you should contact the agent first. If the dispute is not resolved, you may contact the Texas Department of Insurance.	Si tiene una disputa concerniente a su prima o a un reclamo, debe comunicarse con el agente primero. Si no se resueve la disputa, puede entonces comunicarse con el departamento (TDI).

ATTACH THIS NOTICE TO YOUR POLICY:	UNA ESTE AVISO A SU POLIZA:

This notice is for information only and does not become a part or condition of the attached document.	Este aviso es solo para proposito de información y no se convierte en parte o condicion del documento adjunto.

99-10-0299 (01/2015)